Exhibit 99.1
BioNTech Announces Second Quarter 2025 Financial Results and Corporate Update
~~•~~Continued execution of BioNTech’s oncology strategy with focus on two pan-tumor programs including two announced transactions: mRNA-based cancer immunotherapy candidates and BNT327, a bispecific antibody candidate targeting PD-L11 and VEGF-A
•Entered a global strategic co-development and co-commercialization collaboration with Bristol Myers Squibb (“BMS”) to jointly execute a broad clinical development program to evaluate and advance BNT327 across numerous solid tumor types
•Announced strategic transaction to acquire CureVac N.V. (“CureVac”) to strengthen the research, development, manufacturing and commercialization of mRNA-based cancer immunotherapy candidates
•Presented multiple clinical updates across diversified oncology pipeline at medical meetings validating the Company’s oncology combination strategy
•Approval received for new variant-adapted COVID-19 vaccine by the European Commission (“EC”); further launch preparation underway as recommended by regulators, with deliveries expected to be ready as early as August, subject to regulatory approval in respective markets
•Second quarter 2025 revenues of €0.3 billion2, net loss of €0.4 billion and basic and diluted loss per share of €1.60 ($1.823)
•Maintained strong financial position with €16.0 billion in cash, cash equivalents and security investments as of June 30, 2025; Partnership with Bristol Myers Squibb expected4 to further strengthen BioNTech’s financial position with $1.5 billion expected to be reflected in third quarter 2025 cash position
•Full year 2025 financial guidance reaffirmed5

Conference call and webcast scheduled for August 4, 2025, at 8:00 a.m. EDT (2:00 p.m. CEST)
MAINZ, Germany, August 4, 2025 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the six months ended June 30, 2025 and provided an update on its corporate progress.
“In the second quarter, we took significant steps to advance BioNTech into a multiproduct biotechnology company by strengthening the two pillars of our oncology strategy,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “We entered into a collaboration with BMS to accelerate and expand the development of our PD-L1xVEGF-A bispecific antibody candidate BNT327 and announced a strategic transaction to acquire CureVac to complement our own capabilities and proprietary technologies in mRNA design, delivery formulations, and mRNA manufacturing. These transformative transactions contribute to our mission of delivering truly transformative options for patients in need.”

Financial Review for Second Quarter and First Half of 2025

in millions €, except per share data	Second Quarter 2025	Second Quarter 2024	First Half 2025	First Half 2024
Revenues	260.8	128.7	443.6	316.3
Net loss	(386.6)	(807.8)	(802.4)	(1,122.9)
Basic and diluted loss per share	(1.60)	(3.36)	(3.33)	(4.67)
Revenues for the three months ended June 30, 2025, were €260.8 million, compared to €128.7 million for the comparative prior year period. For the six months ended June 30, 2025, revenues were €443.6 million, compared to €316.3 million for the comparative prior year period. The increases were mainly driven by higher revenues derived from BioNTech’s COVID-19 vaccine collaboration.

Research and development (“R&D”) expenses were €509.1 million for the three months ended June 30, 2025, compared to €584.6 million for the comparative prior year period. For the six months ended June 30, 2025, R&D expenses were €1,034.7 million, compared to €1,092.1 million for the comparative prior year period. The decreases were mainly driven by the reprioritization of clinical trials towards focus programs.
Sales, general and administrative (“SG&A”) expenses, in total, amounted to €137.4 million for the three months ended June 30, 2025, compared to €183.8 million for the comparative prior year period. For the six months ended June 30, 2025, SG&A expenses were €258.0 million, compared to €316.4 million for the comparative prior year period. The decreases were primarily driven by a reduction in external services.
Net loss was €386.6 million for the three months ended June 30, 2025, compared to a net loss of €807.8 million for the comparative prior year period. For the six months ended June 30, 2025, net loss was €802.4 million, compared to a net loss of €1,122.9 million for the comparative prior year period.
Basic and diluted loss per share was €1.60 for the three months ended June 30, 2025, compared to a basic and diluted loss per share of €3.36 for the comparative prior year period. For the six months ended June 30, 2025, basic and diluted loss per share was €3.33, compared to a basic and diluted loss per share of €4.67 for the comparative prior year period.
Cash and cash equivalents plus security investments as of June 30, 2025, reached €15,989.3 million, comprising €10,269.5 million in cash and cash equivalents, €3,363.8 million in current security investments and €2,356.0 million in non-current security investments.
Shares outstanding as of June 30, 2025, were 240,398,724, excluding 8,153,476 shares held in treasury.

“Joining BioNTech is a privilege, especially during this decisive phase in which we aim to capitalize on our innovative pipeline with clear strategic focus. While we continue to significantly invest into the execution of our strategy, our commitment to operational and financial discipline is starting to show tangible results,” said Ramón Zapata, Chief Financial Officer at BioNTech. “With the strategic BMS collaboration we will further strengthen our topline and cash position. As such, we will receive an upfront cash-payment of $1.5 billion in Q3 that we anticipate to be recognized as revenue over the development phase of BNT327.”

Anticipated Financial Effect4 of the BMS Partnership
As part of the agreement with BMS, BioNTech expects to receive $1.5 billion in an upfront cash payment this year, and for this payment to be reflected in the Company’s reported cash position as of the third quarter 2025. BioNTech also expects to receive $2.0 billion in total non-contingent anniversary cash payments from 2026 through 2028. The upfront and non-contingent cash payments, amounting to $3.5 billion, are expected to be recognized as revenues over the development phase of BNT327.
In addition, BioNTech will be eligible to receive up to $7.6 billion in development, regulatory and commercial milestones, with the majority of milestone payments expected to be triggered upon approvals and during commercialization. All milestones payments are anticipated to be reflected in the Company’s cash position and to be recognized as revenues following milestone achievement.
Under the agreement, BioNTech and BMS will share joint development and manufacturing costs of BNT327 on a 50:50 basis, subject to certain exceptions. Global profits and losses will be equally shared between BioNTech and BMS.

2025 Financial Year Guidance Reaffirmed5:

Revenues for the 2025 financial year	€1,700 million - €2,200 million
BioNTech expects its revenues for the full 2025 financial year to be in the range of €1,700 - €2,200 million and revenue phasing primarily concentrated in the last three to four months, driving the full year revenue figure. The revenue guidance assumes: relatively stable pricing and market share as compared to 2024; inventory write-downs and other charges estimated to be approximately 15% of BioNTech’s share of gross profit from COVID-19 vaccines sales in Pfizer Inc.’s (“Pfizer”) territory; anticipated revenues from a pandemic preparedness contract with the German government, from collaborations and from the BioNTech Group service businesses. Current and potential further developments in law, public policy, international trade, and public sentiment as they continue to evolve could further negatively impact the anticipated COVID-19 vaccine revenues and expenses.

Planned 2025 Financial Year Expenses and Capex

R&D expenses	€2,600 million - €2,800 million
SG&A expenses	€650 million - €750 million
Capital expenditures for operating activities	€250 million - €350 million
BioNTech expects to continuously focus investments on R&D and scaling the business for late-stage development and commercial readiness in oncology, while remaining cost-disciplined. Strategic capital allocation will continue to be a key driver of the Company’s trajectory. As part of BioNTech’s strategy, the Company may continue to evaluate appropriate corporate development opportunities with the aim of driving sustainable long-term growth and create future value.
The full interim unaudited condensed consolidated financial statements can be found in BioNTech’s Report on Form 6-K for the period ended June 30, 2025, filed today with the United States Securities and Exchange Commission (“SEC”) and is available at www.sec.gov.
Endnotes
1 An overview of target abbreviations is compiled in a directory at the end of this press release.
2 All numbers in this press release have been rounded.
3    Calculated applying the average foreign exchange rate for the three months ended June 30, 2025, as published by the German Central Bank (Deutsche Bundesbank).
4    These statements, including the anticipated timing of certain events, are based on BioNTech’s current expectations regarding the BMS collaboration and are subject to the successful co-development, approval and co-commercialization of BNT327. These statements are also based in part on assumptions and judgments that the Company has made, which may be subject to significant uncertainties. Although the Company’s approach to revenue recognition is based on facts and circumstances known to the Company and various other assumptions that the Company believes to be reasonable under the circumstances, the revenue assessment is ongoing, and its actual results may deviate from its current expectations. Revenue of initially constrained milestone payments may be recognized at the point of satisfaction or over time, including catch-up effects for prior periods as applicable. More information can be found in BioNTech’s Report on Form 6-K for the three and six months ended June 30, 2025, filed today, and in BioNTech’s Report on Form 20-F for the year ended December 31, 2024 filed on March 10, 2025, both of which are available at www.sec.gov.
5    Financial guidance excludes external risks that are not yet known and/or quantifiable, including, but not limited to the effects of ongoing and/or future legal disputes and related activities as well as certain potential one-time effects and charges related to portfolio prioritization. It includes effects identified from licensing arrangements, collaborations and M&A transactions to the extent disclosed and completed and may be subject to update. It excludes the effect of the announced transaction to acquire CureVac, which is ongoing. The Company does not expect to report a positive net income figure for the 2025 financial year. These statements are also based in part on assumptions and judgments that the Company has made, which may be subject to significant uncertainties.

Although the Company’s approach to revenue recognition is based on facts and circumstances known to the Company and various other assumptions that the Company believes to be reasonable under the circumstances, the revenue assessment is ongoing and its actual results may deviate from its current expectations.
Operational Review for the Second Quarter 2025, Key Post Period-End Events and 2025 Outlook
Variant-adapted COVID-19 Vaccine
BioNTech and Pfizer have submitted regulatory applications to the European Medicines Agency (“EMA”) and to the United States Food and Drug Administration (“FDA”) for approval of their LP.8.1-adapted monovalent COVID-19 vaccine for the 2025-2026 vaccination season.
In July, BioNTech and Pfizer’s LP.8.1-adapted monovalent COVID-19 vaccine was approved by the European Commission following recommendation for marketing authorization by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”). The new variant-adapted COVID-19 vaccine will be ready to ship to applicable EU member states in August.
Selected Oncology Pipeline Updates
Next-Generation Immunomodulators and Combinations
BNT327 is a bispecific antibody candidate combining PD-L1 checkpoint inhibition with VEGF-A neutralization.
•A global Phase 3 clinical trial (ROSETTA Lung-01; NCT06712355) is being conducted to evaluate BNT327 as a first-line treatment in combination with chemotherapy compared to atezolizumab in combination with chemotherapy in patients with untreated extensive-stage small cell lung cancer (“ES-SCLC”).
•A global Phase 2 clinical trial (NCT06449209) to evaluate BNT327 in combination with chemotherapy in patients with untreated ES-SCLC and in patients with SCLC whose disease progressed after first- or second-line treatment is fully enrolled and treatment is ongoing. Data from this clinical trial is expected in 2025.
•In June, BNT327 received Orphan Drug Designation from the FDA for the treatment of SCLC.
•A global Phase 2/3 clinical trial (ROSETTA Lung-02; NCT06712316) is being conducted to evaluate BNT327 in combination with chemotherapy compared to pembrolizumab and chemotherapy in patients with first-line non-small cell lung cancer (“NSCLC”).
•A global Phase 2 clinical trial (NCT06449222) is being conducted to evaluate BNT327 in combination with chemotherapy as a first- and second-line treatment for patients with locally advanced or metastatic triple-negative breast cancer (“TNBC”). Data from this clinical trial is expected in 2025. A global Phase 3 clinical trial in patients with first-line TNBC (ROSETTA Breast-01) is planned to start in 2025.
•In June, at the 2025 American Society of Clinical Oncology (“ASCO”) Annual Meeting, preliminary data were presented from an ongoing Phase 2 clinical trial (NCT05918107) evaluating BNT327 in combination with chemotherapy in first-line mesothelioma. The preliminary data indicated anti-tumor activity and a manageable safety profile. Two trial-in-progress posters were also presented for ROSETTA Lung-01 and ROSETTA Lung-02.
In the last quarter, BioNTech initiated several signal-seeking clinical trials to evaluate BNT327 with the Company’s proprietary novel assets:
•In May, the first patient was dosed in a Phase 1/2 clinical trial (NCT06827236) evaluating BNT327 in combination with BioNTech and Duality Biologics (Suzhou) Co. Ltd.’s (“DualityBio”) HER2 antibody-drug conjugate (“ADC”) candidate BNT323/DB-1303 in patients with HR+ or HR-, HER2-low, ultra-low, or null advanced metastatic breast cancer or TNBC.

•In May, the first patient was dosed in a Phase 1/2 clinical trial (NCT06892548) evaluating BNT327 in combination with BioNTech and DualityBio’s B7-H3 ADC candidate BNT324/DB-1311 in patients with advanced lung cancers.

•In July, the first patient was dosed in a Phase 2 clinical trial (NCT06953089) evaluating BNT324/DB-1311 in combination with BNT327 or with BioNTech and DualityBio’s TROP2 ADC candidate BNT325/DB-1305 in patients with advanced solid tumors.
•A Phase 1/2 clinical trial (NCT07070232) to evaluate BNT327 in combination with BioNTech and MediLink Therapeutics’s (“MediLink”) HER3 ADC candidate BNT326/YL202 and BNT326/YL202 as monotherapy in advanced solid tumors is expected to start in 2025.

•A Phase 1/2 clinical trial (NCT07079631) to evaluate BNT327 and/or chemotherapy in combination with BioNTech and Genmab AS’s (“Genmab”) novel EpCAM x 4-1BB bispecific antibody BNT314/GEN1059 in patients with advanced colorectal cancer is expected to start in 2025.

Antibody-Drug Conjugates
BNT323/DB-1303 (trastuzumab pamirtecan) is an ADC candidate targeting HER2 that is being developed in collaboration with DualityBio.
•A Phase 1/2 clinical trial (NCT05150691) is being conducted to evaluate BNT323/DB-1303 in patients with advanced HER2-expressing tumors. A potentially registrational cohort with HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) patients with recurrent endometrial cancer is ongoing. Data are planned to be shared at a medical conference in 2026.
•A global Phase 3 clinical trial (NCT06340568) to evaluate BNT323/DB-1303 in patients with advanced endometrial cancer is expected to start in 2025.
BNT324/DB-1311 is an B7-H3-targeted ADC candidate that is being developed in collaboration with DualityBio.
•In June, preliminary data from the ongoing Phase 1/2 clinical trial (NCT05914116) evaluating BNT324/DB-1311 in patients with advanced solid tumors were presented at the 2025 ASCO Annual Meeting. In 73 patients with heavily pretreated castration-resistant prostate cancer (“CRPC”), BNT324/DB-1311 was observed to have a manageable safety profile and showed encouraging preliminary clinical activity.
mRNA Cancer Immunotherapies
BNT116 is based on BioNTech’s fully owned, off-the-shelf FixVac platform, and is designed to elicit an immune response to six tumor-associated antigens that were identified to be frequently expressed in NSCLC. A Phase 1 clinical trial (LuCa-MERIT-1; NCT05142189) is being conducted in collaboration with Regeneron Pharmaceuticals Inc. (“Regeneron”) to evaluate BNT116 as monotherapy and in several combinations including with chemotherapy, cemiplimab, and some of BioNTech’s proprietary assets across various treatment lines and clinical settings in patients with NSCLC.
•In May, the first patient was dosed in a new cohort in the LuCa-MERIT-1 clinical trial to evaluate BNT116 in combination with BNT324/DB-1311.

•Data from a cohort from the LuCa-MERIT-1 clinical trial evaluating BNT116 in combination with cemiplimab in patients with NSCLC who have received chemoradiotherapy will be provided in a mini-oral session at the 2025 World Conference on Lung Cancer (“WCLC”) in Barcelona, Spain, September 6-9, 2025.

Corporate Update for the Second Quarter 2025
•In June, BioNTech and BMS entered into an agreement for the global co-development and co-commercialization of BNT327 across numerous solid tumor types. Under the agreement, BMS will pay BioNTech $1.5 billion in an upfront cash payment and $2 billion total in non-contingent anniversary payments from 2026 through 2028. In addition, BioNTech will be eligible to receive up to $7.6 billion in additional development, regulatory and commercial milestones.

•In June, BioNTech entered into a definitive Purchase Agreement pursuant to which BioNTech intends to acquire all of the shares of CureVac, a clinical-stage biotech company developing a novel class of transformative medicines in oncology and infectious diseases based on mRNA. The transaction is expected to close in 2025.
•In May, BioNTech signed a grant agreement with the United Kingdom (“UK”) Government to broaden the Company’s R&D activities for innovative medicines in the UK. As part of the agreement, BioNTech is committed to investing up to £1 billion over the next 10 years. The Company’s efforts will be supported by a grant of up to £129 million for a period of 10 years by the UK Government, which marks one of the largest grants of its kind in UK history for a pharmaceutical company.
Upcoming Investor and Analyst Events
•AI Day: October 1, 2025, in London, United Kingdom
•Innovation Series R&D Day: November 11, 2025 in New York City, United States
Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, August 4, 2025, at 8:00 a.m. EDT (2:00 p.m. CEST) to report its financial results and provide a corporate update for the second quarter of 2025.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a PIN number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor section of the Company’s website at www.BioNTech.com. A replay of the webcast will be made available shortly after the closing of the call and archived on the Company’s website for 30 days following the call.
About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun

Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or clinical trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational clinical trials, and the registrational potential of any clinical trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with Bristol Myers Squibb; BioNTech’s planned acquisition of CureVac; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech’s expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses and capital expenditures for operating activities; BioNTech’s expectations regarding upcoming payments relating to litigation settlements; BioNTech’s expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de

Target Overview

B7-H3	Also known as CD276, cluster of differentiation 276
EpCAM	Epithelial cell adhesion molecule
HER2 (or HER3)	Human epidermal growth factor receptor 2 (or 3)
HR	Hormone Receptor
PD-(L)1	Programmed cell death protein (death-ligand) 1
TROP2	Trophoblast cell-surface antigen 2
VEGF-A	Vascular endothelial growth factor A

Interim Condensed Consolidated Statements of Profit or Loss

	Three months ended June 30,		Six months ended June 30,

	2025	2024	2025	2024
(in millions €, except per share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	260.8	128.7	443.6	316.3
Cost of sales	(76.4)	(59.8)	(160.2)	(118.9)
Research and development expenses	(509.1)	(584.6)	(1,034.7)	(1,092.1)
Sales and marketing expenses	(19.7)	(12.9)	(33.4)	(28.5)
General and administrative expenses	(117.7)	(170.9)	(224.6)	(287.9)
Other operating expenses	(117.2)	(290.8)	(165.7)	(314.7)
Other operating income	78.2	24.1	139.8	52.4
Operating loss	(501.1)	(966.2)	(1,035.2)	(1,473.4)
Finance income	105.4	167.7	228.0	345.3
Finance expenses	(7.0)	(7.3)	(40.9)	(9.5)
Loss before tax	(402.7)	(805.8)	(848.1)	(1,137.6)
Income taxes	16.1	(2.0)	45.7	14.7
Net loss	(386.6)	(807.8)	(802.4)	(1,122.9)
Loss per share
Basic and diluted loss per share	(1.60)	(3.36)	(3.33)	(4.67)

Interim Condensed Consolidated Statements of Financial Position

	June 30,	December 31,
(in millions €)	2025	2024
Assets	(unaudited)
Non-current assets
Goodwill	364.1	380.6
Other intangible assets	1,487.0	790.4
Property, plant and equipment	1,017.8	935.3
Right-of-use assets	224.3	248.1
Contract assets	5.9	9.8
Other financial assets	2,504.8	1,254.0
Other non-financial assets	26.8	26.3
Deferred tax assets	77.8	81.7
Total non-current assets	5,708.5	3,726.2
Current assets
Inventories	230.7	283.3
Trade and other receivables	1,368.3	1,463.9
Contract assets	8.7	10.0
Other financial assets	3,767.2	7,021.7
Other non-financial assets	215.0	212.7
Income tax assets	69.7	50.0
Cash and cash equivalents	10,269.5	9,761.9
Total current assets	15,929.1	18,803.5
Total assets	21,637.6	22,529.7

Equity and liabilities
Equity
Share capital	248.6	248.6
Capital reserve	1,447.9	1,398.6
Treasury shares	(8.2)	(8.6)
Retained earnings	18,295.6	19,098.0
Other reserves	(1,478.8)	(1,325.5)
Total equity	18,505.1	19,411.1
Non-current liabilities
Lease liabilities, loans and borrowings	217.2	214.7
Other financial liabilities	145.0	46.9
Provisions	22.9	20.9
Contract liabilities	787.7	183.0
Other non-financial liabilities	80.4	87.5
Deferred tax liabilities	28.5	42.4
Total non-current liabilities	1,281.7	595.4
Current liabilities
Lease liabilities, loans and borrowings	52.4	39.5
Trade payables and other payables	504.2	426.7
Other financial liabilities	40.9	1,443.4
Income tax liabilities	3.7	4.5
Provisions	145.6	144.8
Contract liabilities	945.4	294.9
Other non-financial liabilities	158.6	169.4
Total current liabilities	1,850.8	2,523.2
Total liabilities	3,132.5	3,118.6
Total equity and liabilities	21,637.6	22,529.7

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,

	2025	2024	2025	2024
(in millions €)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net loss	(386.6)	(807.8)	(802.4)	(1,122.9)
Income taxes	(16.1)	2.0	(45.7)	(14.7)
Loss before tax	(402.7)	(805.8)	(848.1)	(1,137.6)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization of property, plant, equipment, intangible assets and right-of-use assets	51.0	49.9	93.8	88.2
Share-based payment expenses	32.1	20.2	54.2	36.5
Net foreign exchange differences	12.2	(13.2)	60.5	(41.9)
Gain on disposal of property, plant and equipment	(0.3)	(0.2)	(0.4)	(0.2)
Finance income excluding foreign exchange differences	(105.4)	(167.7)	(228.0)	(342.6)
Finance expense excluding foreign exchange differences	6.6	4.8	14.5	9.5
Government grants	(18.5)	(3.1)	(33.0)	(12.2)
Other non-cash (income) / loss	—	—	(15.0)	—
Unrealized (gain) / loss on derivative instruments at fair value through profit or loss	(17.3)	5.0	(28.6)	6.7
Working capital adjustments:
Decrease / (Increase) in trade and other receivables, contract assets and other assets	(400.4)	1,599.6	121.0	2,097.8
Decrease in inventories	22.8	5.3	56.6	17.6
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	914.6	760.8	(56.4)	472.8
Interest received and realized gains from cash and cash equivalents	73.1	80.8	191.7	280.2
Interest paid and realized losses from cash and cash equivalents	(2.7)	(1.6)	(5.8)	(5.3)
Income tax received / (paid), net	(14.9)	66.4	(27.1)	(192.4)
Share-based payments	(11.5)	(6.8)	(15.1)	(9.2)
Government grants received	7.8	32.8	31.0	42.0
Net cash flows from / (used in) operating activities	146.5	1,627.2	(634.2)	1,309.9
Investing activities
Purchase of property, plant and equipment	(27.1)	(88.6)	(76.0)	(147.1)
Proceeds from sale of property, plant and equipment	0.5	0.2	1.0	0.2
Purchase of intangible assets	(3.1)	(52.7)	(572.3)	(131.1)
Acquisition of subsidiaries and businesses, net of cash acquired	—	—	(78.5)	—
Investment in other financial assets	(1,670.0)	(2,448.2)	(4,177.7)	(7,343.3)
Proceeds from maturity of other financial assets	1,635.3	2,347.9	6,085.9	5,075.5
Net cash flows from / (used in) investing activities	(64.4)	(241.4)	1,182.4	(2,545.8)
Financing activities
Repayment of loans and borrowings	(3.7)	(2.3)	(8.2)	(2.3)
Payments related to lease liabilities	(9.6)	(20.6)	(18.9)	(28.4)
Net cash flows used in financing activities	(13.3)	(22.9)	(27.1)	(30.7)
Net increase / (decrease) in cash and cash equivalents	68.8	1,362.9	521.1	(1,266.6)
Change in cash and cash equivalents resulting from exchange rate differences	9.2	(3.3)	(6.9)	3.5
Change in cash and cash equivalents resulting from other valuation effects	6.6	40.5	(6.6)	(23.9)
Cash and cash equivalents at the beginning of the period	10,184.9	8,976.6	9,761.9	11,663.7
Cash and cash equivalents as of June 30	10,269.5	10,376.7	10,269.5	10,376.7